                                                               Exhibit (a)(1)(i)

                          CAPSTONE TURBINE CORPORATION
          OFFER TO EXCHANGE CERTAIN OUTSTANDING OPTIONS FOR NEW OPTIONS
                                  July 9, 2003

         This offer to exchange (the "OFFER") and the right to withdraw from this Offer expire at 5:00 p.m., Pacific Time, on July 24, 2003, unless we extend the Offer.

         This document constitutes part of a prospectus relating to Capstone Turbine Corporation's 1993 Incentive Stock Plan and its 2000 Equity Incentive Plan covering securities that have been registered under the Securities Act of 1933, as amended (the "SECURITIES ACT").

         Capstone Turbine Corporation ("CAPSTONE," "WE" or "US") is offering eligible persons the opportunity to exchange outstanding, unexercised options to purchase shares of Capstone common stock with exercise prices greater than or equal to $2.00 per share for new options that Capstone will grant under its 2000 Equity Incentive Plan (the "2000 EQUITY PLAN").

         "Eligible persons" are all non-executive employees of Capstone (or of any of our subsidiaries). Our directors, executive officers/management and consultants are not eligible to participate in this Offer.

         If you elect to exchange an option in the Offer, you will receive a new option to purchase a number of Capstone shares equal to the number of unexercised shares subject to the old option you are tendering.

         Eligible persons may only tender options for all or none of the outstanding, unexercised shares subject to an individual option grant.

         Subject to the terms and conditions of this Offer, we will grant the new options no earlier than the first business day that is six months and one day after the date on which we cancel the options accepted for exchange (the "NEW OPTION GRANT DATE"). This Offer is currently scheduled to expire at 5:00 p.m., Pacific Time, on July 24, 2003 (the "EXPIRATION DATE"), and we expect to cancel options on July 25, 2003, or as soon as possible thereafter (the "CANCELLATION DATE"). The Offer commenced on June 25, 2003 (the "COMMENCEMENT DATE").

         The exercise price per share of the new options will be the closing price of our common stock reported by Nasdaq on the date of grant of the new options. Each new option will be subject to a new vesting schedule that we describe on page 22.

         This Offer is not conditioned on a minimum number of options being tendered. Participation in the Offer is voluntary. The Offer is subject to conditions that we describe in Section 7 of this Offer.

         Although Capstone's Board of Directors has approved making this Offer, neither Capstone nor the Board of Directors makes any recommendation as to whether you should tender or not tender your options for exchange. READ ALL THE ENCLOSED DOCUMENTS CAREFULLY, ESPECIALLY "CERTAIN RISKS OF PARTICIPATING IN THE OFFER" BEGINNING ON PAGE 8. You must evaluate the risks associated with the Offer and make your own decision whether or not to tender your options.

         Capstone common stock trades on the Nasdaq National Market under the symbol "CPST." On June 23, 2003, the closing price of our common stock reported on the Nasdaq National Market was $1.27 per share. WE RECOMMEND THAT YOU EVALUATE CURRENT MARKET QUOTES FOR OUR COMMON STOCK, AMONG OTHER FACTORS, BEFORE DECIDING WHETHER OR NOT TO TENDER YOUR OPTIONS.

         You should direct questions about the mechanics of this Offer or requests for additional copies of the documents relating to this Offer to Susan Cayley, General Counsel (telephone: (818) 734-5136; e-mail:
scayley@capstoneturbine.com) or Wade Welch, VP Finance (telephone: (818) 734-5555; e-mail: wwelch@capstoneturbine.com). For questions regarding the financial or tax implications of this Offer, you should contact your own financial and tax advisors.

         SEE PAGES 15 THROUGH 17 FOR INSTRUCTIONS ON HOW TO TENDER YOUR OPTIONS.

         THIS OFFER HAS NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND EXCHANGE COMMISSION (THE "SEC") OR ANY STATE SECURITIES COMMISSION, NOR HAS THE SEC OR ANY STATE SECURITIES COMMISSION PASSED UPON THE ACCURACY OR ADEQUACY OF THE INFORMATION CONTAINED IN THIS OFFER. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

         We are not making this Offer to, and we will not accept any tender of options from or on behalf of, option holders in any jurisdiction in which the Offer or the acceptance of any tender of options would not be in compliance with the laws, rules, regulations or policies of that jurisdiction. However, we may, at our discretion, take any actions necessary for us to make this Offer to option holders in any of these jurisdictions.

         WE HAVE NOT AUTHORIZED ANY PERSON TO MAKE ANY RECOMMENDATION ON OUR BEHALF AS TO WHETHER YOU SHOULD TENDER OR NOT TENDER YOUR OPTIONS THROUGH THE OFFER. YOU SHOULD RELY ONLY ON THE INFORMATION IN THIS DOCUMENT OR IN DOCUMENTS TO WHICH WE REFER. WE HAVE NOT AUTHORIZED ANY THIRD PARTY TO GIVE YOU ANY INFORMATION OR TO MAKE ANY REPRESENTATION IN CONNECTION WITH THE OFFER.

                                TABLE OF CONTENTS

                                                                                                                        PAGE
                                                                                                                        ----
SUMMARY TERM SHEET....................................................................................................   1

CERTAIN RISKS OF PARTICIPATING IN THE OFFER...........................................................................   8

THE OFFER

1.       Eligibility.................................................................................................   13

2.       Number of options; expiration date..........................................................................   13

3.       Purpose of the Offer........................................................................................   14

4.       Procedures for tendering options............................................................................   15

5.       Withdrawal rights and change of election....................................................................   17

6.       Acceptance of options for exchange and issuance of new options..............................................   18

7.       Conditions of the Offer.....................................................................................   19

8.       Price range of shares underlying the options................................................................   21

9.       Source and amount of consideration; terms of new options....................................................   22

10.      Information concerning Capstone Turbine Corporation.........................................................   24

11.      Interests of directors and officers; transactions and arrangements concerning the options...................   25

12.      Status of options acquired by us in the Offer; accounting consequences of the Offer.........................   27

13.      Legal matters; regulatory approvals.........................................................................   27

14.      Material U.S. federal income tax consequences...............................................................   28

15.      Extension of Offer; termination; amendment..................................................................   29

16.      Fees and expenses...........................................................................................   30

17.      Additional information......................................................................................   30

18.      Financial information.......................................................................................   31

19.      Miscellaneous...............................................................................................   31

SCHEDULE A           Information Concerning the Executive Officers and Directors of Capstone Turbine Corporation.....  A-1

SCHEDULE B           Summarized Financial Information Concerning Capstone Turbine Corporation........................  B-1

                                                               Exhibit (a)(1)(i)

                               SUMMARY TERM SHEET

         The following are answers to some of the questions that you may have about this Offer. We urge you to read carefully this Offer as a whole because the information in this summary is not complete, and additional important information is contained in the remainder of this Offer and the accompanying documents. For your convenience, we have included in this summary page references to the remainder of this Offer where you can find a more complete description of the topics addressed in this summary.

Q1.      WHAT SECURITIES IS CAPSTONE OFFERING TO EXCHANGE?

         We are offering to exchange outstanding, unexercised options to purchase shares of Capstone common stock with exercise prices equal to or greater than $2.00 per share issued under our 1993 Incentive Stock Plan or our 2000 Equity Plan in return for new options which we will grant under our 2000 Equity Plan.

Q2.      WHO IS ELIGIBLE TO PARTICIPATE?

         You are eligible to participate if you are a non-executive employee of Capstone or one of our subsidiaries in the United States and remain a non-executive employee through the Cancellation Date. Members of our board of directors, all of our executive officers, executive management and consultants to Capstone are not eligible to participate. (Page 13)

Q3.      MAY ELIGIBLE PERSONS OUTSIDE THE UNITED STATES PARTICIPATE?

         No.

Q4. ARE THERE ANY ELIGIBILITY REQUIREMENTS THAT I MUST SATISFY AFTER THE EXPIRATION DATE OF THE OFFER TO RECEIVE THE NEW OPTIONS?

         In order to receive any new options, you must have had options cancelled in accordance with this Offer and be an employee of Capstone, one of our subsidiaries or a successor entity on the date the new options are granted. Accordingly, if you are no longer an employee of Capstone, one of our subsidiaries or a successor entity for any reason on the date of grant of the new options, you will not receive any new options or other consideration in exchange for your tendered options that have been accepted by us for exchange. This means that if you quit for any reason, die, or we terminate your employment arrangement, with or without cause or notice, and you are not an employee on the date we grant the new options, you will not receive anything for the options you tendered and we cancelled. (Pages 8-9 and 13)

Q5.      WHY IS CAPSTONE MAKING THE OFFER?

         We believe that holding stock options aligns employee and stockholder interests and motivates higher levels of performance. The Offer provides an additional incentive for eligible persons to stay with Capstone. Some of our outstanding options, whether or not they are currently exercisable, have exercise prices that are significantly higher than the current market price of our common stock. We believe these options do not provide adequate incentives because the exercise prices of the options significantly exceed our current market price. By making this offer to exchange outstanding options for new options that will have an exercise price equal to the market value of the shares on the New Option Grant Date, we intend to provide eligible persons with the benefit of owning options that, over time, may have a greater potential to increase in value. We believe this will create better performance incentives for eligible persons and thereby enhance stockholder value. (Page 14)

Q6.      WHAT ARE THE CONDITIONS TO THE OFFER?

         The conditions are described in Section 7 of this Offer. This Offer is not conditioned on a minimum number of options being tendered. Participation in this Offer is voluntary. (Pages 19-21)

Q7.      HOW MANY NEW OPTIONS WILL I RECEIVE IN EXCHANGE FOR MY TENDERED
         OPTIONS?

         Tendered options will be exchanged on a one new share-for-one old share basis. The number of new option shares that you receive will also be subject to adjustment for any stock splits, reverse stock splits, subdivisions, combinations, stock dividends and similar events that occur after the Cancellation Date but before the New Option Grant Date. (Page 13)

Q8.      WHEN WILL I RECEIVE MY NEW OPTIONS?

         The Board of Directors of Capstone intends to grant the new options no earlier than the date that is six months and one day after the Cancellation Date. If we do not extend the Offer, the New Option Grant Date will be January 26, 2004. You must execute a new option agreement before receiving your new option. (Page 13)

Q9. IF I TENDER OPTIONS IN THE OFFER, WILL I BE ELIGIBLE TO RECEIVE OTHER OPTION GRANTS?

         If we accept options you tender in the Offer, we will not grant you any other options until at least six months and one day after the Cancellation Date. (Page 13)

Q10.     WILL I BE REQUIRED TO GIVE UP ALL MY RIGHTS TO THE CANCELLED OPTIONS?

         Yes. Once we have accepted the options that you have tendered, your options will be cancelled and you will no longer have any rights under those options. (Pages 8 and 18)

Q11.     WHAT WILL THE EXERCISE PRICE OF THE NEW OPTIONS BE?

         The exercise price per share of the new options will be the closing price of our common stock reported by the Nasdaq National Market on the date of grant of the new options. We cannot predict the exercise price of the new options. The new options may have a higher exercise price than some or all of your current options. (Pages 22-23)

Q12. IF I CHOOSE TO TENDER AN OPTION THAT IS ELIGIBLE FOR EXCHANGE, DO I HAVE TO TENDER ALL THE SHARES COVERED BY THAT OPTION?

         Yes. We are not accepting partial tenders of options. You may only tender all or none of the unexercised shares covered by each option. However, you may tender the remaining portion of an option that you have partially exercised.

         For example, if you hold (i) an option to purchase 1,000 shares at an exercise price of $29.07 per share, 700 of which you have already exercised,
(ii) an option to purchase 1,000 shares at an exercise price of

$3.33 per share and (iii) an option to purchase 2,000 shares at an exercise price of $2.50 per share, you may tender:

         -        none of your options,

         -        your first option covering 300 remaining unexercised shares,

         -        your second option covering 1,000 shares,

         -        your third option covering 2,000 shares,

         -        all unexercised shares under any two of your three options, or

         -        all unexercised shares under all three of your options.

         (Page 13)

Q13.     WHEN WILL THE NEW OPTIONS VEST?

         Each new option will vest based on a new 42-month vesting schedule that will begin on the New Option Grant Date. The new vesting schedule will be as follows:

         - 6/48 (or 12.5%) of the shares subject to the new option will be vested on the New Option Grant Date, and

         - 1/48 of the shares subject to the new option will vest monthly after the New Option Grant Date, such that each new option will be fully vested on the 42-month anniversary of the New Option Grant Date, subject to your continued employment with us or one of our subsidiaries through each relevant vesting date. (Page 22)

         For example, a new option to purchase 2,400 shares of our common stock granted on the scheduled New Option Grant Date of January 26, 2004 will vest as follows:

         - 300 of the shares subject to the new option will be vested on January 26, 2004 and

         - an additional 50 shares subject to the new option will vest monthly beginning on February 26, 2004.

         The vesting of any new options will cease if you are no longer an employee of or providing services to Capstone or one of our subsidiaries. (Page
23)

Q14.     WHAT IF CAPSTONE IS ACQUIRED BY ANOTHER COMPANY?

         It is possible that, prior to the grant of the new options, Capstone might be acquired by another company. The Promise to Grant Stock Option(s) which we will provide to you promptly after the cancellation of any options you tender for exchange is a binding commitment, and any successor to Capstone will be legally obligated by that commitment, subject to you meeting the conditions for receiving a new option. If

Capstone is acquired by another company for stock before the new options are granted, any new stock options you receive would be for the purchase of the acquiring company's stock (as opposed to Capstone's) based on the exchange ratio established in connection with the acquisition, with an exercise price equal to the fair market value of the acquiring company's stock on the grant date of the new options, subject to you meeting the conditions for receiving the new options. If Capstone is acquired by another company solely for cash, the treatment of the options would be similar to a stock acquisition; however, the number of shares subject to the new options that you would receive would be based on the number of shares of the acquiring company's stock that you would have been able to purchase if you had received the cash paid to Capstone's stockholders for all of the shares subject to your cancelled options. If Capstone is acquired by another company whose stock is not publicly traded, then any new stock options granted by the private company would likely be exercisable for stock that is not publicly traded, which could be difficult to sell. Depending on the structure of the transaction, an acquisition of Capstone could potentially result in a greater financial benefit for those option holders who opted not to participate in this Offer and who instead retained their original options. (Page 19)

         If we are acquired by another company, that company may decide to terminate some or all of our employees before granting new options, which would mean that those terminated employees would not receive the new options or any other consideration for their options that were cancelled. TERMINATION OF YOUR EMPLOYMENT (OR MODIFICATION OF YOUR RELATIONSHIP FROM AN EMPLOYMENT ARRANGEMENT TO A CONSULTING ARRANGEMENT) FOR THIS OR ANY OTHER REASON BEFORE THE NEW OPTIONS ARE GRANTED MEANS THAT YOU WILL RECEIVE NEITHER NEW OPTIONS, NOR ANY OTHER COMPENSATION FOR YOUR CANCELLED OPTIONS. (Pages 8-9)

Q15.     ARE THERE CIRCUMSTANCES WHERE I WOULD NOT BE GRANTED NEW OPTIONS?

         Yes. If, for any reason, you are no longer an employee of Capstone, one of our subsidiaries or a successor entity on the date when new options are granted (whether because you quit for any reason, die, are terminated by us (or our subsidiaries or successor, as applicable) or your relationship changes from an employment arrangement to a consulting arrangement), you will not receive any new options. Your employment with Capstone or one of our subsidiaries remains "at will" and can be terminated by you or Capstone or one of our subsidiaries at any time, with or without notice. (Pages 8-9)

         Even if we accept your tendered options, we will not grant new options to you if we are prohibited by applicable laws, rules, regulations or policies from doing so. (Page 27)

Q16. WHAT HAPPENS TO OPTIONS THAT I CHOOSE NOT TO TENDER OR THAT ARE NOT ACCEPTED FOR EXCHANGE?

         Options that are eligible for exchange that you choose not to tender for exchange or that we do not accept for exchange remain outstanding until you exercise them or they expire by their terms, and they will retain their current exercise price and vesting schedule.

Q17.     WILL I HAVE TO PAY U.S. TAXES IF I EXCHANGE MY OPTIONS IN THE OFFER?

         You should not be required under current law to recognize income for U.S. federal income tax purposes at the time of the exchange or at the grant date of the new options. (Page 28)

         WE RECOMMEND THAT YOU CONSULT WITH YOUR OWN TAX ADVISOR TO DETERMINE THE PERSONAL TAX CONSEQUENCES TO YOU OF PARTICIPATING IN THE EXCHANGE OFFER.

Q18. WILL MY NEW OPTIONS BE INCENTIVE STOCK OPTIONS OR NON-STATUTORY STOCK OPTIONS?

         Regardless of whether your exchanged options under the 1993 Incentive Stock Plan or the 2000 Equity Plan are incentive stock options or non-statutory stock options, your new option grant will be a non-statutory stock option. We recommend that you read the tax discussion in this Offer and discuss the personal tax consequences of non-statutory stock options with your legal, tax and financial advisors (Page 28).

Q19.     WHEN WILL MY NEW OPTIONS EXPIRE?

         Your new options will expire ten years from the date of grant of the new options. However, if your employment or consulting relationship with Capstone or one of our subsidiaries terminates, the option will expire earlier. Note that the terms of the Offer require that you continue to be an employee (and not a consultant) through the New Option Grant Date in order to receive the new options; however, once you receive the new option, it is possible that your employment arrangement with Capstone may change to a consulting arrangement without triggering the expiration of your new option. That is because the terms of your new option (and not the terms of this Offer) will dictate the expiration of that option, and most new options will continue to vest as long as you remain a service provider to Capstone, whether as an employee, consultant or director. (Pages 22-24)

Q20. WHEN DOES THE OFFER EXPIRE? CAN THE OFFER BE EXTENDED, AND IF SO, HOW WILL I BE NOTIFIED IF IT IS EXTENDED?

         The Offer expires on July 24, 2003, at 5:00 p.m., Pacific Time, unless we extend it. We may, in our reasonable discretion, extend the Offer at any time, but we cannot assure you that the Offer will be extended or, if extended, for how long. If the Offer is extended, we will make a public announcement of the extension no later than 6:00 a.m., Pacific Time, on the next business day following the previously scheduled expiration of the Offer period. (Pages 29-30)

Q21.     HOW DO I TENDER MY OPTIONS?

         If you decide to tender your options, you must deliver, by 5:00 p.m., Pacific Time, on July 24, 2003 (or such later date and time as we may extend the expiration of the Offer), a properly completed and executed Election Form and any other documents required by the Election Form via facsimile or hand delivery to Debbie Bernard in Human Resources at Capstone, whose contact information is provided on Page 15. E-mail responses are not acceptable.

         This is a one-time offer, and we will not accept late tenders of options under any circumstances. We reserve the right to reject any or all tenders of options that we determine are not in appropriate form or that we determine are unlawful to accept. Subject to our rights to extend, terminate and amend the Offer, we presently expect that promptly after the expiration of the Offer, we will accept all properly tendered options. (Pages 18-19)

Q22.     MAY I WITHDRAW PREVIOUSLY TENDERED OPTIONS?

         You may withdraw your tendered options at any time before the Offer expires at 5:00 p.m., Pacific Time, on July 24, 2003. If we extend the Offer beyond that time, you may withdraw your tendered options at any time until the extended expiration of the Offer. To withdraw tendered options, you must deliver to us via facsimile or hand delivery a signed Notice to Withdraw from the Offer, with the required information while you still have the right to withdraw the tendered options. Once you have withdrawn options, you may re-tender options only by again following the delivery procedures described above prior to the expiration of the Offer. The Notice to Withdraw should be delivered to Debbie Bernard in Human Resources at Capstone, whose contact information is provided on Page 15. (Pages 17-18)

         PLEASE NOTE THAT IF YOU SUBMIT A NOTICE TO WITHDRAW FROM THE OFFER, YOU WILL NO LONGER PARTICIPATE IN THE OFFER. IF YOU DO NOT WISH TO WITHDRAW ALL YOUR TENDERED OPTIONS FROM THE OFFER, YOU SHOULD NOT SUBMIT A NOTICE TO WITHDRAW FROM THE OFFER. IF YOU WISH TO CHANGE YOUR MIND ABOUT WHICH OPTIONS TO TENDER, YOU MUST SUBMIT A NEW ELECTION FORM. PLEASE READ THE FOLLOWING QUESTION AND ANSWER REGARDING A CHANGE IN ELECTION.

Q23.     CAN I CHANGE MY ELECTION REGARDING PARTICULAR TENDERED OPTIONS?

         Yes, you may change your election regarding particular tendered options at any time before the Offer expires at 5:00 p.m., Pacific Time, on July 24, 2003. If we extend the Offer beyond that time, you may change your election regarding particular tendered options at any time until the extended expiration of the Offer. In order to change your election and still participate in the Offer, you must deliver to us a new Election Form via facsimile or hand delivery, which includes the information regarding your new election, and is signed and clearly dated after the date of your original Election Form. In order to change your election and cease to participate in the Offer, you must deliver to us a Notice to Withdraw from the Offer via facsimile or hand delivery, which is signed and clearly dated after the date of your most recently submitted Election Form. Once we receive a new Election Form or a Notice to Withdraw from the Offer submitted by you, your previously submitted Election Form will be disregarded. A new Election Form or a Notice to Withdraw from the Offer should be delivered to Debbie Bernard in Human Resources at Capstone, whose contact information is provided on Page 15. (Pages 17-18)

Q24. WHY WAIT AT LEAST SIX MONTHS AND ONE DAY AFTER THE DATE WE CANCEL OPTIONS TO GRANT THE NEW OPTIONS? WHY CAN'T CAPSTONE JUST REPRICE MY OPTIONS, AS I HAVE SEEN DONE AT OTHER COMPANIES?

         Published rules of the Financial Accounting Standards Board require options granted within six months of cancelled options to be treated as a variable expense to earnings. This means that we would be required to record the non-cash accounting impact of increases in our stock price as a compensation expense if we issued new options immediately. We would have to continue this variable accounting for these new options until they were exercised, forfeited or terminated. The higher the market value of our shares, the greater the compensation expense we would have to record. By deferring the grant of the new options for at least six months and one day, we believe that we will not have to treat the new options as variable awards. We believe that many companies, including many of our peer companies that have exchanged options, have followed the same process of applying the six month and one day waiting period before granting new options.

Q25.     IS THIS A REPRICING?

         No. Instead of repricing old options, this Offer is called a cancel and regrant which includes at least a six month and one day waiting period before obtaining a new fair market value grant. The Financial Accounting Standards Board has adopted rules that result in unfavorable accounting consequences for companies that reprice options. If we repriced your options, our potential for profitability in the future would be significantly reduced because we would be required to record a charge against earnings with respect to any future appreciation of the repriced options.

Q26.     WHY CAN'T I JUST BE GRANTED ADDITIONAL OPTIONS?

         Because of the large number of options with exercise prices that exceed our current market price, a grant of additional options to holders of such options would potentially dilute our stockholders by increasing our number of outstanding shares and, in any quarter in which we are profitable, would lower our diluted earnings per share.

Q27. WOULDN'T IT BE EASIER TO JUST TERMINATE MY EMPLOYMENT WITH CAPSTONE AND THEN GET REHIRED?

         No. The accounting rules we follow look through any change in the legal form of your relationship with Capstone and still require a six month and one day minimum waiting period to receive new options.

Q28.     WHY WILL MY NEW OPTIONS TAKE LONGER TO FULLY VEST THAN MY OLD OPTIONS?

         This is intended to balance the interests of the eligible persons and our stockholders. Eligible persons are being offered an opportunity to exchange old options with high exercise prices for new options with exercise prices equal to the fair market value of our common stock at the time of grant of the new options. The extended vesting provides the Company and our stockholders with an additional employee retention incentive.

Q29.     WHAT DO CAPSTONE AND THE BOARD OF DIRECTORS THINK OF THE OFFER?

         Although our Board of Directors has approved the Offer, neither we nor our Board of Directors makes any recommendation as to whether you should tender or not tender your options. You must make an independent decision on whether or not to tender options. We strongly urge you to read "Certain Risks of Participating in the Offer" beginning on page 8 of this Offer. For questions regarding tax implications or other investment-related questions, you should talk to your own legal counsel, and financial and tax advisors.

Q30.     TO WHOM CAN I TALK IF I HAVE QUESTIONS ABOUT THE OFFER?

         For additional information or assistance on the mechanics of the Offer, you should contact Susan Cayley, General Counsel (telephone: (818) 734-5136; e-mail: scayley@capstoneturbine.com) or Wade Welch, VP Finance (telephone: (818) 734-5555; e-mail: wwelch@capstoneturbine.com). For questions regarding the financial or tax implications of this Offer, you should contact your own legal, financial and tax advisors.

                   CERTAIN RISKS OF PARTICIPATING IN THE OFFER

         Participation in the Offer involves a number of potential risks, including those described below. This list and the risk factors under the heading "Business Risks" in Capstone's annual report on Form 10-K for the year ended December 31, 2002 and in our quarterly report on Form 10-Q for the fiscal quarter ended March 31, 2003, both filed with the SEC, highlight the material risks of participating in this Offer. Eligible participants should carefully consider these risks and are encouraged to speak with their legal, financial and tax advisors before deciding whether to participate in the Offer.

                                 ECONOMIC RISKS

IF OUR STOCK PRICE INCREASES AFTER THE DATE YOUR TENDERED OPTIONS ARE CANCELLED, YOUR CANCELLED OPTIONS MIGHT HAVE BEEN WORTH MORE THAN THE NEW OPTIONS THAT YOU RECEIVE IN EXCHANGE FOR THEM.

         We cannot predict the exercise price of new options. Because we will not grant the new options for at least six months and one day after the Cancellation Date, the new options may have a higher exercise price than some or all of your current options.

         We may engage in transactions in the future with business partners or other companies which could significantly change our structure, ownership, organization or management or the composition of our Board of Directors, and which could significantly affect the price of our shares. If we engage in such a transaction or transactions before the date we grant the new options, our shares could increase (or decrease) in value, and the exercise price of the new options could be higher (or lower) than the exercise price of options you elect to tender and that are cancelled by us in connection with this Offer.

IF YOU ARE NO LONGER AN EMPLOYEE OF CAPSTONE, ONE OF OUR SUBSIDIARIES OR A SUCCESSOR ENTITY FOR ANY REASON ON THE DATE OF GRANT OF THE NEW OPTIONS, INCLUDING AS THE RESULT OF A REDUCTION-IN-FORCE, A CHANGE IN YOUR POSITION FROM AN EMPLOYEE TO A CONSULTANT OR ANOTHER COMPANY'S ACQUISITION OF US, YOU WILL NEITHER RECEIVE A NEW OPTION NOR HAVE ANY OF YOUR CANCELLED OPTIONS RETURNED TO YOU.

         Once we cancel the options that you elect to exchange, all of your rights under those options terminate. Accordingly, if you are no longer an employee of Capstone, one of our subsidiaries or a successor entity for any reason on the date of grant of the new options, you will not receive any new options or other consideration in exchange for your tendered options that have been accepted by us for exchange. This means that if you quit for any reason, die, or we terminate your employment arrangement, with or without cause or notice, and are not an employee on the date we grant the new options, you will not receive anything for the options you tendered and we cancelled.

         If you tender options in the Offer, and, after the Cancellation Date but before the New Option Grant Date, your relationship with Capstone changes from an employment relationship to a consulting relationship, you will not receive anything for the options you tendered and we cancelled, because you will have ceased to be an employee of Capstone between the Cancellation Date and the New Option Grant Date.

         If you tender options in the Offer, and, after the Cancellation Date but prior to the New Option Grant Date, you are promoted to an executive management position at Capstone, you will remain eligible to receive new options in exchange for your tendered options in accordance with the terms of the Offer (even though you would not have been an eligible person on the Cancellation Date had you held that position as of that date).

         This Offer is not a guarantee of employment for any period. Your employment relationship with Capstone (or one of our subsidiaries or a successor entity, as applicable) may be terminated at any time by either you or us, with or without cause or notice.

         If the economic conditions in our end-markets remain stagnant or worsen, the Company may undertake various additional measures to reduce its expenses including, but not limited to, a further reduction-in-force of its employees. Should your employment relationship be terminated as part of any such reduction-in-force, you will not have the benefit of the cancelled option or any new option.

         If Capstone is acquired by another company, that company may, as part of the transaction or otherwise, decide to terminate some or all of our employees prior to the grant of new options under this option exchange program. If you do not have an employment relationship with Capstone (or one of our subsidiaries, or a successor entity, as applicable) due to our being acquired, or for any other reason on the date of grant of the new options, you will neither receive the new option, nor will you receive any other consideration for the options that were cancelled.

OUR NASDAQ LISTING MAY BE ADVERSELY AFFECTED IF OUR STOCK PRICE DROPS AND WE ARE UNABLE TO MEET NASDAQ'S LISTING REQUIREMENTS THROUGH OTHER ACTIONS.

         In order to continue to be listed on Nasdaq, we must meet specific quantitative standards, including a minimum bid price. On two occasions, we have received notice from Nasdaq that the price of our stock had closed below the minimum $1.00 per share requirement for 30 consecutive trading days. However, we have been able to regain compliance on both occasions. If we should fail to meet this listing requirement again and we fail to regain compliance, we may apply for listing on the Nasdaq SmallCap Market (where we may have up to an additional nine months to comply with the minimum bid price requirements for continued listing) or we may pursue alternative strategies to allow our common stock to continue to be listed. If we fail to meet the continuing listing standards for Nasdaq (and, should we be listed on the Nasdaq SmallCap Market, if we fail to meet its continuing listing standards), our stock may be delisted. The delisting of our common stock would adversely affect the liquidity and trading price of our securities, including the common stock obtainable upon exercise of our stock options.

OUR STOCKHOLDERS HAVE AUTHORIZED OUR BOARD OF DIRECTORS TO IMPLEMENT A REVERSE STOCK SPLIT IF NEEDED TO REGAIN COMPLIANCE WITH NASDAQ'S LISTING REQUIREMENTS, BUT THE EFFECT OF A REVERSE STOCK SPLIT ON THE PRICE OF OUR COMMON STOCK (AND THEREFORE ON THE NEW OPTIONS) IS UNCERTAIN. ALSO, A REVERSE STOCK SPLIT CAN POTENTIALLY HAVE AN ANTI-TAKEOVER EFFECT BY MAKING IT MORE DIFFICULT FOR ANOTHER COMPANY TO ACQUIRE CONTROL OF US.

         At our 2003 annual meeting of stockholders, our stockholders authorized our Board of Directors to implement a reverse stock split at any time on or before May 30, 2004 in a ratio in the range from one-for-five to one-for-twenty, with the exact ratio to be established by our Board. One of the primary purposes of the reverse stock split would be to increase our common stock price in order to regain compliance with Nasdaq's minimum price listing requirements and avoid being delisted, as discussed above.

         If we fail to meet Nasdaq's listing requirements again, our Board may decide to implement a reverse stock split. If the Board decides to implement a reverse stock split before the date that the new options are granted, the number of shares subject to your new option will be appropriately adjusted to reflect the reverse stock split. However, it is uncertain whether a reverse stock split would have an additional effect (beyond the initial proportional increase in our stock price) on the market price of our common stock following its implementation. The market price per new share of our common stock after the reverse stock split may rise or fall due to the market's response to the terms and timing of the reverse stock split, due to an increased interest in our common stock by institutional investors and investment funds as a result of the higher stock price or due to any number of other factors unrelated to the reverse stock split. If the reverse stock split occurs before the date that the new options are granted, our common stock price, and therefore the exercise price of the new options, could increase as a result of the reverse stock split. In addition, a reverse stock split could cause our common stock price eventually to fall to a price less than the exercise price of the new options. We cannot predict the effect that a reverse stock split will have upon the price of our common stock beyond the initial proportional increase that occurs immediately as part of the reverse stock split.

         The increased proportion of unissued authorized shares to issued shares resulting from the reverse stock split could, under certain circumstances, have an anti-takeover effect (for example, by permitting issuances that would dilute the stock ownership of a person seeking to change the composition of our Board of Directors or trying to conduct a tender offer or other transaction with the goal of merging Capstone with another company). However, that potential anti-takeover effect is an ancillary result of adopting a reverse stock split, which we proposed for reasons primarily related to our current stock price. The reverse stock split was not proposed in response to any effort by a third party to accumulate our common stock or obtain control of Capstone.

PARTICIPATION IN THE OFFER WILL MAKE YOU INELIGIBLE TO RECEIVE ANY NEW OPTION GRANTS UNTIL JANUARY 26, 2004, AT THE EARLIEST.

         You are generally eligible to receive option grants at any time that the Board of Directors or a Committee appointed by the Board chooses to make them. However, if you participate in the Offer, you will not be eligible to receive any additional option grants until January 26, 2004, at the earliest.

IF CAPSTONE IS ACQUIRED BY OR MERGES WITH ANOTHER COMPANY, THAT TRANSACTION COULD HAVE THE EFFECT OF INCREASING OUR STOCK PRICE BEFORE THE NEW OPTIONS ARE GRANTED OR CHANGING THE NATURE OF THE SECURITIES OR OTHER CONSIDERATION UNDERLYING THE NEW OPTIONS.

         Capstone's merger with or sale to another company could have substantial effects on our stock price, including potentially substantial appreciation in the price of our stock. Depending on the structure and terms of such a transaction, tendering option holders might be deprived of any further price appreciation in the stock associated with the new options. For example, if our common stock is acquired in a cash merger before the new options are granted, the fair market value of our common stock, and hence the price at which new options would be granted, could be at a price at or near the cash price being paid for our common stock in the transaction, yielding limited or no financial benefit to a recipient of the new options for that transaction.

         In addition, if Capstone is acquired by another company for stock before the new options are granted, then any new stock options you receive would be for the purchase of the acquiring company's stock (as opposed to Capstone's) based on the exchange ratio in the acquisition, with an exercise price equal to the fair market value of the acquiring company's stock on the grant date of the new options, subject to you meeting the conditions for receiving the new options. If Capstone is acquired by another company solely for cash, the treatment of the options would be similar to a stock acquisition, however the number of shares subject to the new options that you would receive would be based on the number of shares of the acquiring company's stock that you would have been able to purchase if you had received the cash paid to Capstone's stockholders for all of the shares subject to your cancelled options. If Capstone is acquired by another company whose stock is not publicly traded, then any new stock options granted by the private company would likely be exercisable for stock that is not publicly traded which could be difficult to sell. Option holders who do not tender their options in the Offer will have their outstanding options treated in accordance with the terms of the plan they are granted under, and if their options are assumed by a successor to our company, those options would be priced in accordance with the terms of that transaction. This could potentially result in a greater financial benefit for those option holders who decided not to participate in this Offer and who instead retain their original options.

         As outlined in Section 9 of this Offer, the exercise price of any new options granted to you in return for your tendered options will be the fair market value of the underlying shares on the date of grant of such new options. You will be at risk of any such increase in our share price before the grant date of the new options for these or any other reasons.

WE WILL NOT GRANT NEW OPTIONS TO YOU IF WE ARE PROHIBITED BY APPLICABLE LAWS OR REGULATIONS.

         Even if we accept your tendered options, we will not grant new options to you if we are prohibited by applicable laws, rules, regulations or policies from doing so. Such a prohibition could result from, among other things, changes in U.S. laws, SEC or other similar regulatory authority's rules, regulations or policies or Nasdaq National Market listing requirements, any delisting of our common stock or if you move to a jurisdiction in which we are prohibited or prevented from granting options.

                             BUSINESS-RELATED RISKS

         For a description of risks related to Capstone's business, please see the discussion of risks associated with our business under Item 5 of Part II ("Other Information-Business Risks") in Capstone's quarterly report on Form 10-Q for the fiscal quarter ended March 31, 2003, filed with the SEC.

                      TAX-RELATED RISKS FOR U.S. RESIDENTS

YOUR NEW OPTION WILL BE A NON-STATUTORY STOCK OPTION, WHEREAS YOUR CANCELLED OPTION MAY HAVE BEEN AN INCENTIVE STOCK OPTION.

         Regardless of whether your exchanged options under the 1993 Incentive Stock Plan or the 2000 Equity Incentive Plan are incentive stock options or non-statutory stock options, your new option grant will be a non-statutory stock option. In general, non-statutory stock options may be less favorable to you from a tax perspective. We recommend that you read the tax discussion in this Offer in Section 14 and discuss the personal tax consequences of non-statutory stock options with your legal, tax and financial advisors.

EVEN IF YOU ELECT NOT TO PARTICIPATE IN THE OPTION EXCHANGE PROGRAM, YOUR INCENTIVE STOCK OPTIONS MAY BE AFFECTED.

         You should note, if you are subject to the tax laws of the United States, that there is a risk that any of your incentive stock options that are eligible for exchange may be affected, even if you do not participate in the exchange. However, we believe that you will not be subject to current U.S. federal income tax if you do not elect to participate in the option exchange program, even if you hold eligible options. We also believe that the option exchange program will not change the U.S. federal income tax treatment of subsequent grants and exercises of your incentive stock options (and sales of shares acquired upon exercises of such options) if you do not participate in this Offer.

         However, the IRS may characterize this Offer as a "modification" of those incentive stock options, even if you decline to participate. A successful assertion by the IRS of this position could extend the options' holding period to qualify for favorable tax treatment. In such case, if you dispose of your incentive stock option shares before the end of this longer holding period (which would be two years from the date the new options are granted and one year from exercise), your incentive stock option could be taxed as a non-statutory stock option.

         In 1991, the IRS issued a private letter ruling in which another company's option exchange program was characterized as a "modification" of all of the incentive stock options that could be exchanged. This does not necessarily mean that our Offer will be viewed the same way. Private letter rulings given by the IRS contain the IRS's opinion regarding only the specific facts presented by a specific person or company. The person or company receiving the letter may rely on it, but no other person or company may rely on the letter ruling, nor may they assume the same opinion would apply to their situation, even if the facts at issue are similar. While such letters do not provide certainty, they may indicate how the IRS will view a similar situation. We therefore do not know if the IRS will assert the position that our Offer constitutes a "modification" of all of the incentive stock options eligible for exchange.

         YOU SHOULD REVIEW SECTION 14 CAREFULLY FOR A MORE DETAILED DISCUSSION OF THE POTENTIAL FEDERAL INCOME TAX CONSEQUENCES OF PARTICIPATING IN THIS OFFER. WE RECOMMEND THAT YOU CONSULT WITH YOUR PERSONAL LEGAL, FINANCIAL AND TAX ADVISORS BEFORE DECIDING WHETHER TO PARTICIPATE IN THE OFFER WITH RESPECT TO THE LEGAL AND TAX CONSEQUENCES RELATING TO YOUR SPECIFIC CIRCUMSTANCES.

                                    THE OFFER

1.                Eligibility.

         Eligible persons may participate in this Offer. "Eligible persons" are all holders of stock options eligible to be tendered pursuant to this Offer who
(i) reside in the United States, (ii) hold their options as of the Commencement Date and through the Cancellation Date and (iii) are non-executive employees of Capstone or its subsidiaries (i.e., our directors, executive officers, executive management and consultants are not eligible to participate in this Offer).

         IN ORDER TO RECEIVE A NEW OPTION, YOU MUST BE AN ELIGIBLE PERSON AS OF THE CANCELLATION DATE WHO HAD OPTION(S) CANCELLED IN ACCORDANCE WITH THIS OFFER AND MUST CONTINUE TO BE AN EMPLOYEE OF CAPSTONE, ONE OF OUR SUBSIDIARIES OR A SUCCESSOR ENTITY ON THE DATE THE NEW OPTIONS ARE GRANTED, WHICH WILL NOT BE BEFORE THE FIRST BUSINESS DAY THAT IS AT LEAST SIX MONTHS AND ONE DAY AFTER THE CANCELLATION DATE. IF, FOR ANY REASON, YOU DO NOT MEET THESE CONDITIONS ON THE DATE WE GRANT THE NEW OPTIONS, YOU WILL NOT RECEIVE ANY NEW OPTIONS OR OTHER CONSIDERATION IN EXCHANGE FOR YOUR TENDERED OPTIONS THAT WE HAVE ACCEPTED FOR EXCHANGE AND CANCELLED. If Capstone does not extend the Offer, the new options will be granted on January 26, 2004.

         Only outstanding, unexercised options granted with exercise prices greater than or equal to $2.00 per share may be tendered for exchange by eligible persons.

         Eligible persons may only tender options for all or none of the outstanding, unexercised shares subject to an individual option grant. IF YOU WERE GRANTED TWO OPTIONS ON THE SAME DAY IN ORDER TO DIVIDE A GRANT INTO AN INCENTIVE STOCK OPTION AND A NON-STATUTORY STOCK OPTION, YOU MUST TENDER EITHER BOTH OR NEITHER OF THOSE OPTIONS. If you participate in the Offer, you will not be eligible to receive any additional option grants until January 26, 2004, at the earliest.

         As of June 10, 2003, options to purchase 9,851,440 shares of our common stock were issued and outstanding. Of the total options issued and outstanding, options to purchase 1,026,013 of our shares, constituting approximately 10.41% of the options outstanding, are eligible to be tendered in the Offer.

2.                Number of options; expiration date.

         If you are an eligible person and elect to exchange an option in the Offer, you will receive a new option to purchase a number of Capstone shares equal to the number of unexercised shares subject to the old option you are tendering, subject to your employment status on the date of grant of the new option. This ratio is subject to adjustments for any future stock splits, stock dividends and similar events.

         The Expiration Date is 5:00 p.m., Pacific Time, on July 24, 2003, unless and until we, in our reasonable discretion, have extended the period of time during which the Offer will remain open, in which event the term "Expiration Date" refers to the latest time and date at which the Offer, as so extended, expires. See Section 15 of this Offer for a description of our rights to extend, delay, terminate or amend the Offer.

         We will publish notice or otherwise inform you in writing if we:

                  - increase or decrease the amount of consideration offered for the options, or

                  - increase or decrease in the number of options eligible to be tendered in the Offer.

         If the Offer is scheduled to expire at any time earlier than the tenth business day from, and including, the date that notice of any increase or decrease of the kind described above is first published, sent or given in the manner specified in Section 15 of this Offer, we will extend the Offer so that the Offer is open at least ten business days following the publication, sending or giving of such notice.

         We will also notify you of any other material change in the information contained in this Offer in the manner required by applicable law.

         For purposes of the Offer, a "business day" means any day other than a Saturday, Sunday or United States federal holiday and consists of the time period from 12:01 a.m. through 12:00 midnight, Eastern Time.

3.                Purpose of the Offer.

         We issued the options outstanding to:

                  - provide our eligible persons with additional incentive and to promote the success of our business,

                  - encourage our eligible persons to continue their employment with us, and

                  -        align employee and stockholder interests.

         Many of our outstanding options, whether or not they are currently exercisable, have exercise prices that are significantly higher than the current market price of our shares. By making this offer to exchange certain outstanding options for new options that will have an exercise price equal to the fair market value of the shares on the grant date of the new options, we intend to provide our eligible persons with the benefit of owning options that over time may have a greater potential to increase in value, creating better performance and retention incentives for eligible persons and thereby maximizing stockholder value.

         Except as otherwise disclosed in this Offer or in our filings with the SEC (including disclosure in this Offer and in our SEC filings concerning the reverse stock split approved by our stockholders at the 2003 annual meeting of stockholders and the risks related to potential delisting of our common stock), we presently have no plans or proposals that relate to or would result in:

                  - any extraordinary transaction, such as a merger, consolidation, reorganization or liquidation, involving us or any of our material subsidiaries;

                  - any purchase, sale or transfer of a material amount of our assets or any of our subsidiaries;

                  - any material change in our present dividend rate or policy, or our indebtedness or capitalization;

                  - any change in our present Board of Directors or management, including a change in the number or term of directors or to fill any existing board vacancies or to change any executive officer's material terms of employment (other than (a) the anticipated resignation of John
                           G. McDonald from our Board of Directors on or before September 30, 2003 due to additional responsibilities and time constraints imposed upon him by his employment and other professional activities, (b) the anticipated appointment of a new member to our Board of Directors and (c) when we hire a new Chief Executive Officer, the expected addition of that person to our Board as well);

                  - any other material change in our corporate structure or business;

                  - our common stock being delisted from a national securities exchange or not being authorized for quotation in an automated quotation system operated by a national securities association;

                  - our common stock becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934, as amended (the "EXCHANGE ACT");

                  - the suspension of our obligation to file reports pursuant to Section 15(d) of the Exchange Act;

                  - the acquisition by any person of an amount of our securities or the disposition of an amount of any of our securities; or

                  - any change in our charter or bylaws, or any actions which may impede the acquisition of control of us by any person.

         Neither Capstone nor Capstone's Board of Directors makes any recommendation as to whether you should tender or not tender your options, nor have we authorized any person to make any such recommendation. You are urged to evaluate carefully all of the information in this Offer and to consult your own legal, financial and tax advisors. You must make an independent decision whether or not to tender your options for exchange.

4.                Procedures for tendering options.

         Proper Tender of Options.

         To validly tender your options through the Offer, you must, in accordance with the terms of the Election Form, properly complete, execute and deliver the Election Form to us via facsimile or hand delivery (e-mail is not sufficient) to:

                                             Capstone Turbine Corporation
                                             Attention: Debbie Bernard
                                             21211 Nordhoff Street
                                             Chatsworth, California 91311
                                             Ph: (818) 734-5431
                                             Fax: (818) 734-5381

         We must receive all of the required documents before 5:00 p.m., Pacific Time, on July 24, 2003, unless we extend the Offer period.

         The Election Form must be signed and dated and must specify:

                  - the name of the option holder who tendered the options,

                  -        the grant number of all options to be tendered,

                  -        the grant date of all options to be tendered,

                  -        the exercise price of all options to be tendered, and

                  - the total number of unexercised option shares subject to each option to be tendered.

         Except as described in the following sentences, the Election Form must be executed by the option holder who tendered the options exactly as the option holder's name appears on the option agreement or agreements evidencing the options. If the option holder's name has legally been changed since the signing of the option agreement, the option holder must submit proof of the legal name change. If the signature is by an attorney-in-fact or another person acting in a fiduciary or representative capacity, the signer's full title and proper evidence of the authority of such person to act in that capacity must be indicated on the Election Form.

         YOU MAY WITHDRAW YOUR TENDERED OPTIONS AT ANY TIME PRIOR TO THE EXPIRATION DATE, IN ACCORDANCE WITH SECTION 5 OF THIS OFFER. THE DELIVERY OF ALL DOCUMENTS, INCLUDING ELECTION FORMS, ANY NOTICES TO WITHDRAW FROM THE OFFER AND ANY OTHER REQUIRED DOCUMENTS, IS AT YOUR SOLE RISK. IN ALL CASES, YOU SHOULD ALLOW SUFFICIENT TIME TO ENSURE TIMELY DELIVERY. WE INTEND TO CONFIRM RECEIPT OF YOUR ELECTION FORM AND ANY NOTICE TO WITHDRAW FROM THE OFFER VIA E-MAIL WITHIN TWO BUSINESS DAYS OF RECEIPT. IF YOU DO NOT RECEIVE CONFIRMATION OF RECEIPT, IT IS YOUR RESPONSIBILITY TO ENSURE THAT WE HAVE RECEIVED YOUR ELECTION FORM AND ANY NOTICE TO WITHDRAW FROM THE OFFER.

         Determination of Validity; Rejection of Options; Waiver of Defects; No Obligation to Give Notice of Defects.

         We will determine, in our reasonable discretion, all questions as to the form of documents and the validity, form, eligibility (including time of receipt) and acceptance of any tender of options. Our determination of these matters will be final and binding on all parties. We reserve the right to reject any or all tenders of options that we determine are not in appropriate form or that we determine are unlawful to accept. We also reserve the right to waive any of the conditions of the Offer or any defect or irregularity in any tender of any particular options or for any particular option holder, provided that if we grant any such waiver, it will be granted with respect to all option holders and tendered options. No tender of options will be deemed to have been properly made until all defects or irregularities have been cured by the tendering option holder or waived by us. Neither we nor any other person is obligated to give notice of any defects or irregularities in tenders, nor will anyone incur any liability for failure to give any notice. This is a one-time offer, and we will strictly enforce the Offer period.

         Our Acceptance Constitutes an Agreement.

         Your tender of options pursuant to the procedures described above constitutes your acceptance of the terms and conditions of the Offer. OUR ACCEPTANCE FOR EXCHANGE OF YOUR OPTIONS TENDERED BY YOU THROUGH THE OFFER WILL CONSTITUTE A BINDING AGREEMENT BETWEEN CAPSTONE AND YOU UPON THE TERMS OF THE OFFER AND SUBJECT TO THE CONDITIONS OF THE OFFER.

         Subject to our rights to extend, terminate and amend the Offer, discussed in Section 15 of this Offer, we currently expect that we will accept promptly after the expiration of the Offer all properly tendered options that have not been validly withdrawn.

5.                Withdrawal rights and change of election.

         You may only withdraw your tendered options or change your election in accordance with the provisions of this Section 5 of this Offer.

         You may withdraw your tendered options at any time before 5:00 p.m., Pacific Time, on July 24, 2003. If we extend the Offer beyond that time, you may withdraw your tendered options at any time until the extended expiration of the Offer.

         If we have not accepted your tendered options by 5:00 p.m., Pacific Time, on July 24, 2003, you may withdraw your tendered options at any time thereafter.

         To validly withdraw tendered options, you must deliver via facsimile or hand delivery, in accordance with the procedures listed in Section 4 above, a signed and dated Notice to Withdraw from the Offer, with the required information, while you still have the right to withdraw the tendered options.

         To validly change your election regarding the tender of particular options, you must deliver a new Election Form via facsimile or hand delivery, in accordance with the procedures listed in Section 4 above.

         If you deliver a new Election Form that is properly signed and dated, it will replace any previously submitted Election Form, which will be disregarded. The new Election Form must be signed and dated and must specify:

                  - the name of the option holder who tendered the options,

                  -        the grant number of all options tendered,

                  -        the grant date of all options tendered,

                  -        the exercise price of all options tendered, and

                  - the total number of unexercised option shares subject to each option tendered.

         Except as described in the following sentences, the Notice to Withdraw from the Offer and any new or amended Election Form must be signed by the option holder who tendered the options to be withdrawn exactly as the option holder's name appears on the option agreement or agreements evidencing the options. If the option holder's name has legally been changed since the signing of the option agreement, the option holder must submit proof of the legal name change. If the signature is by an attorney-in-fact or another person acting in a fiduciary or representative capacity, the signer's full title and proper evidence of the authority of such person to act in that capacity must be indicated on the notice of withdrawal or the new election.

         You may not rescind any withdrawal. If you change your mind again, you must re-tender those options before the Expiration Date by following the procedures described in Section 4 of this Offer.

         Neither we nor any other person is obligated to give notice of any defects or irregularities in any Notice to Withdraw from the Offer or any new or amended Election Form, nor will anyone incur any liability for failure to give any notice. We will determine, in our reasonable discretion, all questions as to the form and validity, including time of receipt, of Notices to Withdraw from the Offer and new or amended Election Forms. Our determination of these matters will be final and binding.

         THE DELIVERY OF ALL DOCUMENTS, INCLUDING ELECTION FORMS, ANY NOTICES TO WITHDRAW FROM THE OFFER AND ANY OTHER REQUIRED DOCUMENTS, IS AT YOUR SOLE RISK. IN ALL CASES, YOU SHOULD ALLOW SUFFICIENT TIME TO ENSURE TIMELY DELIVERY. WE INTEND TO CONFIRM RECEIPT OF YOUR ELECTION FORM AND ANY NOTICE TO WITHDRAW FROM THE OFFER VIA E-MAIL WITHIN TWO BUSINESS DAYS OF RECEIPT. IF YOU DO NOT RECEIVE CONFIRMATION OF RECEIPT, IT IS YOUR RESPONSIBILITY TO ENSURE THAT WE HAVE RECEIVED YOUR ELECTION FORM AND ANY NOTICE TO WITHDRAW FROM THE OFFER.

6. Acceptance of options for exchange and issuance of new options.

         Upon the terms and conditions of the Offer and promptly following the Expiration Date, we will accept for exchange and cancel eligible options properly tendered for exchange and not withdrawn before the Expiration Date. If your options are properly tendered by you for exchange and accepted by us, your options will be cancelled as of the date of our acceptance, which we anticipate will be July 25, 2003. Our Board of Directors intends to grant the new options on the New Option Grant Date. If we accept and cancel options properly tendered for exchange after July 25, 2003, the period in which the new options will be granted will be similarly delayed. Within three business days after the date we accept and cancel options tendered for exchange, we will issue to you a Promise to Grant Stock Option(s), which will evidence our binding commitment to grant stock options to you in accordance with the terms of this Offer on the New Option Grant Date, provided that you are an employee of Capstone, one of our subsidiaries or a successor entity on the date on which the grant is made. We will defer any grant to you of other options, such as annual, bonus or promotional options, until at least the grant date of your new options.

         It is possible that, prior to the grant of the new options, Capstone might be acquired by another company. The Promise to Grant Stock Option(s) which we will provide to you promptly after the cancellation of any options you tender for exchange is a binding commitment, and any successor to Capstone will be legally obligated by that commitment, subject to you meeting the conditions for receiving a new option.

         All eligible persons who meet the conditions for receiving new options will receive non-statutory stock options.

         We will not accept partial tenders of an unexercised portion of an eligible option grant. However, you may tender the remaining portion of an option that you have partially exercised. Accordingly, eligible persons may tender one or more of their option grants, but may only tender all of the unexercised shares subject to that option or none of those shares. If you were granted two options on the same day in order to divide a grant into an incentive stock option and a non-statutory stock option, you must tender either both or neither of those options.

         If Capstone is acquired by another company for stock, the acquiring company would be obligated to grant you a new stock option on the New Option Grant Date (assuming that Capstone does not extend the Offer), subject to you being an employee of Capstone, one of our subsidiaries or a successor entity on the date the new options are granted. Such a stock option would be for the purchase of the acquiring company's stock (as opposed to Capstone's) and as a result, the number of shares subject to your new option would be adjusted based on the exchange ratio that was used in the merger. Your new option to purchase such acquiring company's stock would have an exercise price equal to the fair market value of the acquiring company's stock on the grant date of the new options. If Capstone is acquired by another company solely for cash, the treatment of the options would be similar to a stock acquisition; however, the number of shares subject to the new options that you would receive would be based on the number of shares of the acquiring company's stock that you would have been able to purchase if you had received the cash paid to Capstone's stockholders for all of the shares subject to your cancelled options. If Capstone is acquired by another company whose stock is not publicly traded, then any new stock options granted by the private company would likely be exercisable for stock that is not publicly traded and which could be difficult to sell.

         Within two business days of the receipt of your Election Form or your Notice to Withdraw from the Offer, Capstone intends to e-mail a confirmation of receipt to you. However, this is not by itself an acceptance of your options for exchange. For purposes of the Offer, we will be deemed to have accepted options for exchange that are validly tendered and not properly withdrawn as of the time when we give oral or written notice to the option holders of our acceptance for exchange of such options, which notice may be made by press release, inter-office memorandum or e-mail.

7.                Conditions of the Offer.

         Notwithstanding any other provision of the Offer, we will not be required to accept any options tendered for exchange, and we may terminate or amend the Offer, or postpone our acceptance and cancellation of any options tendered for exchange, in each case subject to Rule 13e-4(f)(5) under the Exchange Act, if at any time on or after the Commencement Date, and prior to the Expiration Date, any of the following events has occurred, or has been determined by us to have occurred:

         - there shall have been threatened or instituted or be pending any action, proceeding or litigation seeking to enjoin, make illegal or delay completion of the Offer or otherwise relating in any manner to the Offer;

         - any order, stay, judgment or decree is issued by any court, government, governmental authority or other regulatory or administrative authority and is in effect, or any statute, rule, regulation, governmental order or injunction shall have been proposed, enacted, enforced or deemed applicable to the Offer, any of which might restrain, prohibit or delay completion of the Offer;

         -        there shall have occurred:

         - any general suspension of trading in, or limitation on prices for, securities on any national securities exchange or in the over-the-counter market in the United States;

         - the declaration of a banking moratorium or any suspension of payments in respect of banks in the United States;

         - any limitation, whether or not mandatory, by any governmental, regulatory or administrative agency or authority on, or any event that, in our reasonable judgment, might affect the extension of credit to us by banks or other lending institutions in the United States;

         - in our reasonable judgment, any extraordinary or material adverse change in U.S. financial markets generally, including, without limitation, a decline of at least 10% in either the Dow Jones Industrial Average, the Nasdaq Market Index or the Standard & Poor's 500 Index from the date of commencement of the Offer;

         - the commencement of a war or other national or international calamity directly or indirectly involving the United States, which would reasonably be expected to affect materially or adversely, or to delay materially, the completion of the Offer; or

          - if any of the situations described above existed at the time of commencement of the Offer and that situation, in our reasonable judgment, deteriorates materially after commencement of the Offer;

 -       as the term "group" is used in Section 13(d)(3) of the Exchange Act:

         - any person, entity or group acquires more than 5% of our outstanding shares of common stock, other than a person, entity or group which had publicly disclosed such ownership with the SEC prior to the Commencement Date;

         - any such person, entity or group which had publicly disclosed such ownership prior to such date shall acquire additional common stock constituting more than 2% of our outstanding shares; or

         - any new group shall have been formed that beneficially owns more than 5% of our outstanding shares of common stock that in our judgment in any such case, and regardless of the circumstances, makes it inadvisable to proceed with the Offer or with such acceptance for exchange of eligible options;

- there shall have occurred any change, development, clarification or position taken in generally accepted accounting standards that could or would require us to record for financial reporting purposes compensation expense against our earnings in connection with the Offer;

- a tender or exchange offer, other than this Offer by us, for some or all of our shares of outstanding common stock, or a merger, acquisition or other business combination proposal involving us, shall have been proposed, announced or made by another person or entity or shall have been publicly disclosed;

         - any event or events occur that have resulted or may result, in our reasonable judgment, in an actual or threatened material adverse change in our business, financial condition, assets, income, operations, prospects or stock ownership; or

         - any event or events occur that have resulted or may result, in our reasonable judgment, in a material impairment of the contemplated benefits of the Offer to us.

         If any of the above events occur, we may:

         - terminate the Offer and promptly return all tendered eligible options to tendering holders;

         - complete and/or extend the Offer and, subject to your withdrawal rights, retain all tendered eligible options until the extended Offer expires;

         -        amend the terms of the Offer; or

         - waive any unsatisfied condition and, subject to any requirement to extend the period of time during which the Offer is open, complete the Offer.

         The conditions to the Offer are for Capstone's benefit. We may assert them in our reasonable discretion regardless of the circumstances giving rise to them before the Expiration Date. We may waive them, in whole or in part, at any time and from time to time prior to the Expiration Date, in our discretion, whether or not we waive any other condition to the Offer. Our failure at any time to exercise any of these rights will not be deemed a waiver of any such rights. The waiver of any of these rights with respect to particular facts and circumstances will not be deemed a waiver with respect to any other facts and circumstances. Any determination we make concerning the events described in this
Section 7 will be final and binding upon all persons.

8.                Price range of shares underlying the options.

         The shares underlying your options are currently traded on the Nasdaq National Market under the symbol "CPST." The following table shows, for the periods indicated, the high and low closing sales prices per share of our common stock as reported by the Nasdaq National Market.

                                                                                                   HIGH              LOW
                                                                                                  ------            ------
FISCAL YEAR 2003
         Quarter ended March 31, 2003.............................................                $ 1.18            $ 0.71

FISCAL YEAR 2002
         Quarter ended December 31, 2002..........................................                $ 1.26            $ 0.56
         Quarter ended September 30, 2002.........................................                $ 1.74            $ 0.59
         Quarter ended June 30, 2002..............................................                $ 3.82            $ 1.52
         Quarter ended March 31, 2002.............................................                $ 5.98            $ 2.76

FISCAL YEAR 2001
         Quarter ended December 31, 2001..........................................                $ 6.55            $ 3.20
         Quarter ended September 30, 2001.........................................                $23.53            $ 4.45

Quarter ended June 30, 2001..............................................                $38.25            $18.50
Quarter ended March 31, 2001.............................................                $47.38            $21.68

         As of June 10, 2003, the last reported sale price during regular trading hours of our common stock, as reported by the Nasdaq National Market, was $1.40 per share.

         WE RECOMMEND THAT YOU EVALUATE CURRENT MARKET QUOTES FOR OUR COMMON STOCK, AMONG OTHER FACTORS, BEFORE DECIDING WHETHER OR NOT TO TENDER YOUR OPTIONS.

9.                Source and amount of consideration; terms of new options.

         Consideration.

         If we receive and accept tenders from eligible persons of all options eligible to be tendered, subject to the terms and conditions of this Offer, we will grant new options to purchase a total of 1,026,013 shares of common stock. The shares issuable upon exercise of these new options would equal approximately 1.26% of the total shares of our common stock outstanding as of June 10, 2003.

         Terms of New Options.

         For every new option granted, a new option agreement will be entered into between Capstone and each option holder who has tendered options in the Offer. You must sign the new option agreement before receiving your new options. The terms and conditions of the new options may vary from the terms and conditions of the options that you tendered for exchange, but such changes generally will not substantially and adversely affect your rights. However, (a) the exercise price of your new option will be the closing price of our common stock reported by the Nasdaq National Market on the date of grant, (b) your new option will be a non-statutory stock option, even if your tendered option was an incentive stock option and (c) the vesting schedule of your new option will differ from the vesting schedule of your old option. Each new option will vest based on a new 42-month vesting schedule that will begin on the New Option Grant Date. The new vesting schedule will be as follows:

         - 12.5% of the shares subject to the new option will be vested on the New Option Grant Date, and

         - 1/48 of the shares subject to the new option will vest monthly after the New Option Grant Date, such that each new option will be fully vested on the 42-month anniversary of the New Option Grant Date, subject to your continued employment with us or one of our subsidiaries through each relevant vesting date.

         DESCRIPTION OF 2000 EQUITY PLAN.

         Our statements in this Offer concerning our 2000 Equity Plan and the new options are merely summaries. To receive a copy of our 2000 Equity Plan and the form of option agreement, please contact Debbie Bernard in Human Resources at Capstone, whose contact information is provided on Page 15. We will promptly furnish you copies of these documents at our expense.

         Number and Type of Shares in Plan.

         The maximum number of shares reserved for issuance through the exercise of options granted under our 2000 Equity Plan is 6,200,000 shares of common stock, plus the number of shares previously authorized and remaining available under our 1993 Incentive Stock Plan, plus any shares covered by options granted under the 1993 Incentive Stock Plan that are forfeited or expire unexercised. Our 2000 Equity Plan permits the granting of incentive stock options and non-statutory stock options.

         Administration.

         The 2000 Equity Plan is administered by the Board of Directors or a committee appointed by the Board of Directors (the "ADMINISTRATOR"). Subject to the other provisions of the 2000 Equity Plan, the Administrator has the power to determine the terms and conditions of the options granted, including the exercise price, the number of shares subject to the option and the exercisability of the options.

         Term.

         Options generally have a term of ten years. Incentive stock options granted to an employee who, at the time the incentive stock option is granted, owns stock representing more than 10% of the voting rights of all classes of stock of Capstone or an affiliate company have a term of no more than five years.

         Termination.

         Unless your option agreement otherwise provides, your options will terminate following the termination of your employment or consulting relationship, unless the options are exercised within the time frame permitted by your stock option agreement, which is typically within three months following your termination. In the event that the termination of your employment or consulting relationship is by reason of permanent or total disability or death, you, or your executors, administrators, legatees or distributees of your estate, may exercise any option held by you at the date of your termination, to the extent that it was exercisable before such termination, generally within 12 months following your death or disability.

         Your option may terminate, together with our stock option plans and all other outstanding options issued to other employees and consultants, following the occurrence of certain corporate events, as described in "Adjustments Upon Certain Events" below.

         Exercise Price.

         Generally, the Administrator determines the exercise price at the time the option is granted. For all eligible persons, the exercise price per share for the new options will equal the fair market value of our common stock on the date of grant, as determined by the closing price reported by the Nasdaq National Market on the date of grant.

         Vesting.

         The vesting of any new options will cease if you are no longer an employee or consultant of Capstone, one of our subsidiaries or a successor entity.

         Adjustments Upon Certain Events.

         Under the terms of the 1993 Incentive Stock Plan and the 2000 Equity Plan, in the event there is a sale of all or substantially all of our assets, or if we merge with or into another corporation, the successor corporation may assume each outstanding option or substitute equivalent options, without accelerating the vesting of the outstanding options. If the successor corporation does not assume or substitute for outstanding options, then (i) with respect to participants whose status as an employee, director or consultant has not terminated prior to the merger or asset sale, the vesting of awards will be accelerated and made fully exercisable and all restrictions on those awards shall lapse at least ten days before the merger or asset sale closes, and (ii) with respect to other participants, outstanding awards will terminate if not exercised before the merger or asset sale closes. In the event that the successor corporation does assume or substitute for outstanding awards, and, within nine months after the merger or asset sale, the successor corporation terminates a participant's employee or director status without cause or an employee terminates employment either because the employee's principal work location moves more than 50 miles from the existing work location or because there is a material reduction in the employee's responsibilities, then that participant's awards shall become immediately fully vested and exercisable.

         If there is a change in our capitalization, such as a stock split, reverse stock split, stock dividend or other similar event, and the change results in an increase or decrease in the number of issued shares without receipt of consideration by us, an appropriate adjustment will be made to the price of each option and the number of shares subject to each option.

         If Capstone liquidates or dissolves, your outstanding options will terminate immediately prior to the consummation of the liquidation or dissolution. The Administrator may, however, provide for the acceleration of the exercisability of any outstanding option.

         Transferability of Options.

         New options may not be transferred, other than by will or the laws of descent and distribution. In the event of your death, options may be exercised by a person who acquires the right to exercise the option by bequest or inheritance.

         Registration of Option Shares.

         All the shares issuable upon exercise of all new options to be granted by Capstone pursuant to this Offer will be registered under the Securities Act.

10.               Information concerning Capstone Turbine Corporation.

         Our principal executive offices are located at 21211 Nordhoff Street. Chatsworth, California 91311, and our telephone number is (818) 734-5300. Questions regarding the mechanics of this option exchange should be directed to Susan Cayley, our General Counsel (telephone: (818) 734-5136; e-mail: scayley@capstoneturbine.com) or Wade Welch, our VP Finance (telephone: (818) 734-5555; e-mail: wwelch@capstoneturbine.com). For questions regarding the legal, financial or tax implications of this Offer, you should contact your own legal, financial and tax advisors.

         Capstone develops, manufactures and markets microturbine technology for use in stationary distributed power generation applications such as combined heat and power, resource recovery and power quality and reliability, as well as hybrid electric vehicles. We sell complete microturbine units, subassemblies and components and perform limited service work, such as product refurbishments. The primary stationary markets to which we have sold products include (i) micro-cogeneration/combined heat and power, (ii) resource recovery, (iii) power quality and reliability, including back-up and standby power/peak shaving and (iv) developing countries and other stationary power applications.

         We had a book value per share of $1.98 as of March 31, 2003.

         The following table sets forth our ratio of earnings to fixed charges for the periods specified:

                                                 Three
                                                Months
                                                 Ended       Year Ended December
                                               March 31,             31,
                                               ---------------------------------
                                                 2003          2002         2001
                                                 ----          ----         ----
Ratio of earnings to fixed charges........       N/A           N/A           N/A

         The ratio of earnings to fixed charges is computed by dividing earnings by fixed charges. For the purposes of computing the ratio of earnings to fixed charges, earnings consist of income (loss) before provision for income taxes and minority interest, adjusted for capitalized interest net of amortization. Fixed charges consist of interest expense and capitalized interest incurred, amortization of debt discount and issuance costs on all indebtedness, and the estimated portion of rental expense deemed by the Company to be representative of the interest factor of rental payments under operating leases. Earnings were not sufficient to cover fixed charges by $7.6 million for the quarter ended March 31, 2003, and by $74.4 million and $46.9 million for the years ended December 31, 2002 and December 31, 2001, respectively.

         Please review our Annual Report on Form 10-K for the fiscal year ended December 31, 2002 and our Quarterly Report on Form 10-Q for the fiscal quarter ended March 31, 2003, both of which are being delivered to eligible persons with this Offer for important financial and other information about us. Also, see "Additional information" in Section 17 of this Offer for instructions on how you can obtain copies of our SEC filings, including filings that contain our financial statements.

11. Interests of directors and officers; transactions and arrangements concerning the options.

         A list of our directors and executive officers is attached to this Offer as Schedule A. As of June 10, 2003, options to purchase 4,935,749 of our shares, which represented approximately 50% of the shares subject to all options outstanding as of that date (including options granted under the eligible plans and options granted outside of the eligible plans), were owned by certain of our directors and executive officers. Our directors and executive officers are not eligible to participate in the Offer.

         The table below sets forth the beneficial ownership of each of our executive officers and directors of options under (i) the eligible plans and
(ii) the eligible option agreements issued outside of the plans, in each case outstanding as of June 10, 2003. The percentages in the table below are based on the total number of outstanding options (i.e., whether or not eligible for exchange) to purchase shares of our common stock under the eligible plans and eligible agreements, which was 5,661,440 as of June 10, 2003. None of the executive officers or directors listed in the following table are eligible to participate in the Offer.

                                                                                            NUMBER OF SHARES      PERCENTAGE OF
                                                                                               COVERED BY             TOTAL
                                                                                              OUTSTANDING          OUTSTANDING
                                                                                                OPTIONS           OPTIONS UNDER
                                                                                            GRANTED UNDER THE      THE ELIGIBLE
                 NAME                                POSITION                                 ELIGIBLE PLANS          PLANS
                 ----                                --------                                 --------------          -----
Emily Liggett(1).....................   Chief Executive Officer (Interim)                             0                 *
Susan Cayley.........................   Vice President, General Counsel and Secretary           125,000               2.21%
Karen Clark(2).......................   Chief Financial Officer                                  50,000                 *
Harol Koyama.........................   Senior Vice President of Sales and Marketing            235,000               4.15%
Jeffrey Willis.......................   Senior Vice President of Engineering                     93,937               1.66%
David McShane .......................   Vice President of Quality and Service                    73,812               1.30%
Eliot Protsch........................   Chairman of the Board                                    31,600                 *
Richard Donnelly.....................   Director                                                 31,600                 *
John Jaggers.........................   Director                                                 31,600                 *
Jean-Rene Marcoux....................   Director                                                 31,600                 *
John McDonald........................   Director                                                 10,000                 *
Eric Young...........................   Director                                                 31,600                 *

------------------------
*    Less than 1%

         (1) Ms. Liggett holds options to purchase 3,840,000 shares of our common stock, which options were not granted under either our 1993 Incentive Stock Plan or our 2000 Equity Plan and are therefore not reported in the table above.

         (2) Ms. Clark holds options to purchase an additional 350,000 shares of our common stock, which options were not granted under either our 1993 Incentive Stock Plan or our 2000 Equity Plan and are therefore not reported in the table above.

         Except as described below, neither we, nor, to the best of our knowledge, any of our directors or executive officers, nor any affiliates of ours, engaged in transactions involving options to purchase our common stock under the plans, or in transactions involving our common stock, during the past 60 days before and including June 10, 2003:

                  - On May 30, 2003, Eliot Protsch, Richard Donnelly, John Jaggers, Jean-Rene Marcoux, John McDonald and Eric Young were each granted a stock option to purchase 10,000 shares of our common stock at an exercise price of $1.40 per share.

                  - We granted options under our 2000 Equity Plan to purchase an aggregate of 9,500 shares of our common stock with exercise prices ranging from $0.90 to $1.48.

                  - Individuals exercised options under our 1993 Incentive Stock Plan and our 2000 Equity Plan to acquire an aggregate of 11,446 shares of our common stock with an average exercise price per share of $1.27.

                  - We cancelled options under our 1993 Incentive Stock Plan and our 2000 Equity Plan to purchase an aggregate of 144,176 shares of our common stock with an average exercise price per share of $10.30.

         Our Board of Directors is currently seeking to hire a permanent Chief Executive Officer for the Company. When we hire a permanent Chief Executive Officer, it is anticipated that the individual selected will also be appointed as a member of our Board of Directors.

12. Status of options acquired by us in the Offer; accounting consequences of the Offer.

         Options we acquire through the Offer will be cancelled, and the shares subject to those options will be returned to the pool of shares available for grants of options under our 2000 Equity Plan. To the extent the number of shares subject to options cancelled pursuant to the Offer exceeds the number of shares subject to the new options to be granted in connection with the Offer, the excess shares will be available for future awards to employees, consultants and other eligible plan participants without further stockholder action, except as required by applicable law or the rules of the Nasdaq National Market or any other securities quotation system or any stock exchange on which our shares are then quoted or listed.

         We believe that we will not incur any employee compensation expense solely as a result of the transactions contemplated by the Offer because:

                  - we will grant new options no earlier than the first business day that is six months and one day after the date that we cancel options tendered for exchange, and

                  - the exercise price of all new options will equal the fair market value of the shares of common stock on the date we grant the new options.

13.               Legal matters; regulatory approvals.

         We are not aware of any license or regulatory permit that appears to be material to our business that might be adversely affected by our exchange of options and issuance of new options as contemplated by the Offer, or of any approval or other action by any government or governmental, administrative or regulatory authority or agency, domestic or foreign, that would be required for the acquisition or ownership of our options as contemplated herein. Should any such approval or other action be required, we intend to seek such approval or take such other action. We cannot assure you that any such approval or other action, if needed, could be obtained or what the conditions imposed in connection with such approvals would entail or whether the failure to obtain any such approval or other action would result in adverse consequences to our business. Our obligation under the Offer to accept tendered options for exchange and to issue new options for tendered options is subject to the conditions described in Section 7 of this Offer.

         If we are prohibited by applicable laws, rules, regulations or policies from granting new options on the New Option Grant Date, we will not grant any new options. Such a prohibition could result from, among other things, changes in applicable laws, SEC or other similar securities regulatory authority's rules, regulations or policies or Nasdaq National Market listing requirements or if you move to a jurisdiction in which we are prohibited or prevented from granting new options. We will use reasonable efforts to effect the grant, but if the grant is prohibited throughout the period, we will not grant any new options and you will not receive any other consideration for the options you tendered.

14.               Material U.S. federal income tax consequences.

         The following describes the material U.S. federal income tax consequences of the exchange of options pursuant to the Offer. This discussion is based on the Internal Revenue Code, its legislative history, Treasury Regulations thereunder and administrative and judicial interpretations thereof as of the date of the Offer, all of which are subject to change, possibly on a retroactive basis. This summary does not discuss all of the tax consequences that may be relevant to you in light of your particular circumstances, nor is it intended to be applicable in all respects to all categories of option holders.

         Option holders who exchange outstanding options for new options should not be required to recognize income for federal income tax purposes at the time of the exchange. We believe that the exchange will be treated as a non-taxable exchange. WE STRONGLY ADVISE ALL OPTION HOLDERS CONSIDERING EXCHANGING THEIR OPTIONS TO MEET WITH THEIR OWN LEGAL, FINANCIAL AND TAX ADVISORS WITH RESPECT TO THE TAX CONSEQUENCES OF PARTICIPATING IN THE OFFER, AS THE TAX CONSEQUENCES TO YOU OF PARTICIPATING IN THE OFFER DEPEND ON YOUR INDIVIDUAL TAX CIRCUMSTANCES.

         All new options will be granted as non-statutory stock options. Under current law, as with an incentive stock option, an option holder will not realize taxable income upon the grant of an option at fair market value on the date of the grant of a non-statutory stock option. However, when an option holder exercises the option, the difference between (a) the exercise price of the option and (b) the fair market value of the shares subject to the option on the date of exercise, will be compensation income taxable to the option holder and is subject to withholding if the option holder is an employee. We will be entitled to a deduction equal to the amount of compensation income taxable to the option holder if we comply with eligible reporting requirements.

         The tax treatment of non-statutory stock options is different from the treatment of incentive stock options in several ways. One difference is that an option holder generally will not incur taxable income upon the exercise of an incentive stock option, though an option holder's alternative minimum taxable income will be increased by the amount that the aggregate fair market value of the shares underlying the option (generally determined as of the date of exercise) exceeds the aggregate exercise price of the option. The holder of an incentive stock option is taxed upon the disposition of the option shares. That tax is imposed at capital gains rates, unless the option holder disposes of the shares (1) within two years after the date of grant of the option or (2) within one year of the date the shares were transferred to the option holder. If the shares of common stock are sold or otherwise disposed of before the end of the holding periods described above, the option holder will be taxed at ordinary income rates based on an amount equal to the excess (if any) of the fair market value of the shares at exercise (or, if less, the amount realized upon disposition of the shares) over the option exercise price paid for the shares. Another difference is that we are not entitled to a deduction in connection with the grant of an incentive stock option, unless the option shares are sold without complying with the holding periods described above.

         THE OPTIONS YOU CURRENTLY HOLD MAY BE INCENTIVE STOCK OPTIONS, BUT ALL NEW OPTIONS WILL BE NON-STATUTORY STOCK OPTIONS. THE TAX TREATMENT OF NON-STATUTORY STOCK OPTIONS DIFFERS IN CERTAIN RESPECTS FROM THE TAX TREATMENT OF INCENTIVE STOCK OPTIONS, WITH THE MATERIAL DIFFERENCES RELATED TO U.S. FEDERAL INCOME TAX DESCRIBED IN THE PRECEDING PARAGRAPHS. HOWEVER, WE RECOMMEND THAT YOU CONSULT YOUR OWN LEGAL, FINANCIAL AND TAX ADVISORS WITH RESPECT TO THE FEDERAL, STATE AND LOCAL TAX CONSEQUENCES OF PARTICIPATING IN THE OFFER, AS THE TAX CONSEQUENCES TO YOU OF PARTICIPATING IN THE OFFER ARE DEPENDENT ON YOUR INDIVIDUAL TAX SITUATION.

15.               Extension of Offer; termination; amendment.

         We expressly reserve the right, in our reasonable discretion, at any time and from time to time, and regardless of whether or not any event listed in
Section 7 of this Offer has occurred or is deemed by us to have occurred, to extend the period of time during which the Offer is open and thereby delay the acceptance for exchange of any options by giving oral or written notice of such extension to the option holders or making a public announcement thereof.

         We also expressly reserve the right, in our reasonable judgment, prior to the Expiration Date to terminate or amend the Offer and to postpone our acceptance and cancellation of any options tendered for exchange, regardless of whether any event listed in Section 7 of this Offer has occurred or is deemed by us to have occurred, by giving oral or written notice of such termination or postponement to you or by making a public announcement thereof. Our reservation of the right to delay our acceptance and cancellation of options tendered for exchange is limited by Rule 13e-4(f)(5) under the Exchange Act, which requires that we must pay the consideration offered or return the options tendered promptly after termination or withdrawal of a tender offer.

         Subject to compliance with applicable law, we further reserve the right, in our reasonable discretion, and regardless of whether any event listed in Section 7 of this Offer has occurred or is deemed by us to have occurred, to amend the Offer in any respect, including, without limitation, by decreasing or increasing the consideration offered in the Offer to option holders or by decreasing or increasing the number of options being sought in the Offer.

         Amendments to the Offer may be made at any time and from time to time by publicly announcing the amendment or otherwise communicating the amendment in writing to all eligible participants. In the case of an extension, the amendment must be issued no later than 6:00 a.m., Pacific Time, on the next business day after the last previously scheduled or announced expiration date. Any announcement made through the Offer will be disseminated promptly to option holders in a manner reasonably designated to inform option holders of the change. Without limiting the manner in which we may choose to make a public announcement, except as required by applicable law, we have no obligation to publish, advertise or otherwise communicate any such public announcement other than by disseminating a press release through a national wire service.

         If we materially change the terms of the Offer or the information concerning the Offer, or if we waive a material condition of the Offer, we will extend the Offer to the extent required by Rules 13e-4(d)(2) and 13e-4(e)(3) under the Exchange Act. These rules require that the minimum period during which an offer must remain open following material changes in the terms of the Offer or information concerning the Offer, other than a change in price or a change in percentage of securities sought, will depend on the facts and circumstances, including the relative materiality of such terms or information.

         If we decide to take any of the following actions, we will publish notice or otherwise inform you in writing of these actions:

                  - we increase or decrease the amount of consideration offered for the options, or

                  - we increase or decrease the number of options eligible to be tendered in the Offer.

         If the Offer is scheduled to expire at any time earlier than the tenth
(10th) business day from, and including, the date that notice of any increase or decrease of the kind described above is first published, sent or given in the manner specified in this Section 15, we will extend the Offer so that the Offer is open at least ten (10) business days following the publication, sending or giving of notice.

         For purposes of the Offer, a "business day" means any day other than a Saturday, Sunday or U.S. federal holiday and consists of the time period from 12:01 a.m. through 12:00 midnight, Eastern Time.

16.               Fees and expenses.

         We will not pay any fees or commissions to any broker, dealer or other person for soliciting tenders of options pursuant to this Offer.

17.               Additional information.

         This Offer is part of a Tender Offer Statement on Schedule TO that we have filed with the SEC. This Offer does not contain all of the information contained in the Schedule TO and the exhibits to the Schedule TO. We recommend that you review the Schedule TO, including its exhibits, and the following materials that we have filed with the SEC before making a decision on whether to tender your options:

                  1. Capstone's annual report on Form 10-K for our fiscal year ended December 31, 2002, filed with the SEC on March 31, 2003.

                  2. Capstone's quarterly report on Form 10-Q for our fiscal quarter ended March 31, 2003, filed with the SEC on May 15, 2003.

                  3. Capstone's definitive proxy statement on Schedule 14A for our 2003 annual meeting of stockholders, filed with the SEC on April 28, 2003.

         These filings, our other annual, quarterly and current reports, our proxy statements and our other SEC filings may be examined, and copies may be obtained, at the following SEC public reference rooms:

       450 Fifth Street, N.W.                 500 West Madison Street
              Room 1024                              Suite 1400
       Washington, D.C. 20549                 Chicago, Illinois 60661

         You may obtain information on the operation of the public reference rooms by calling the SEC at 1-800-SEC-0330.

         Our SEC filings are also available to the public on the SEC's Internet site at http://www.sec.gov.

         Our common stock is quoted on the Nasdaq National Market under the symbol "CPST" and our SEC filings can be read at the following Nasdaq address:

                                Nasdaq Operations
                               1735 K Street, N.W.
                             Washington, D.C. 20006

         Each person to whom a copy of this Offer is delivered may obtain a copy of any or all of the documents to which we have referred you, other than exhibits to such documents (unless such exhibits are specifically incorporated by reference into such documents) at no cost, by writing to us or telephoning the individual listed in Section 4.

         As you read the foregoing documents, you may find some inconsistencies in information from one document to another. If you find inconsistencies between the documents, or between a document and this Offer, you should rely on the statements made in the most recent document.

         The information contained in this Offer about Capstone should be read together with the information contained in the documents to which we have referred you, in making your decision as to whether or not to participate in this Offer.

18.               Financial information.

         Attached hereto as Schedule B to this Offer is certain summary financial information about us. For more complete financial information, please review our Annual Report on Form 10-K for the fiscal year ended December 31, 2002 and our Quarterly Report on Form 10-Q for the fiscal quarter ended March 31, 2003, both of which are being delivered to eligible persons with this Offer for important financial and other information about us. Also, see "Additional information" in Section 17 of this Offer for instructions on how you can obtain copies of our SEC filings, including filings that contain our financial statements.

19.               Miscellaneous.

         This Offer and our SEC reports referred to above include "forward-looking statements." When used in this Offer, the words "anticipate," "believe," "estimate," "expect," "intend" and "plan" as they relate to Capstone or our management are intended to identify these forward-looking statements. All statements by us regarding our expected future financial position and operating results, our business strategy, our financing plans and expected capital requirements, forecasted trends relating to our services or the markets in which we operate and similar matters are forward-looking statements. The documents we file with the SEC discuss some of the risks that could cause our actual results to differ from those contained or implied in the forward-looking statements. These risks include, but are not limited, to the risk factors set forth under
Item 5 of Part II ("Other Information-Business Risks") in Capstone's quarterly report on Form 10-Q for the fiscal quarter ended March 31, 2003.

         We are not aware of any jurisdiction where the making of the Offer is not in compliance with applicable law. If we become aware of any jurisdiction where the making of the Offer is not in compliance with any valid applicable law, rule, regulation or policy, we will make a good faith effort to comply with such law. If, after such good faith effort, we cannot comply with such law, the Offer will not be made to, nor will tenders be accepted from or on behalf of, the option holders residing in such jurisdiction.

                                   SCHEDULE A

         INFORMATION CONCERNING THE EXECUTIVE OFFICERS AND DIRECTORS OF
                          CAPSTONE TURBINE CORPORATION

         The executive officers and directors of Capstone Turbine Corporation and their positions as of June 10, 2003 are set forth in the following table:

    NAME                                      POSITION
    ----                                      --------
Emily Liggett*                  Chief Executive Officer (Interim)
Karen Clark*                    Chief Financial Officer
Susan Cayley*                   Vice President, General Counsel and Secretary
Harol Koyama*                   Senior Vice President of Sales and Marketing
Jeffrey Willis*                 Senior Vice President of Engineering
David McShane*                  Vice President of Quality and Service
Eliot Protsch                   Chairman of the Board of Directors
Richard Donnelly                Director
John Jaggers                    Director
Jean-Rene Marcoux               Director
John McDonald                   Director
Eric Young                      Director

* Corporate officer

         The address of each executive officer and director is: c/o Capstone Turbine Corporation, 21211 Nordhoff Street, Chatsworth, California 91311.

         None of the directors or executive officers listed on this Schedule A are eligible to participate in this option exchange program.

                                   SCHEDULE B

                   SUMMARIZED FINANCIAL INFORMATION CONCERNING
                          CAPSTONE TURBINE CORPORATION

                  (Amounts in thousands, except per share data)

                                                              Three Months Ended
                                                                   March 31,           Year Ended December 31,
                                                                 (Unaudited)
                                                           ------------------------    ------------------------
                                                               2003         2002           2002          2001
                                                           -----------   ----------    ----------    ----------
Statement of Operations:
Total revenues..........................................    $  2,782      $  4,591      $ 19,529      $ 35,956
Cost of goods sold......................................       4,956         7,549        41,530        39,602
                                                            --------      --------      --------      --------
     Gross loss.........................................      (2,174)       (2,958)      (22,001)       (3,646)
Operating costs and expenses:
  Research and development..............................       1,006         1,439         6,966        10,658
  Selling, general and administrative...................       4,821         8,360        31,846        40,780
  Impairment loss on Marketing Rights...................          --            --        15,999            --
                                                            --------      --------      --------      --------
  Loss from operations..................................      (8,001)      (12,757)      (76,812)      (55,084)
     Net loss...........................................    $ (7,635)     $(12,030)     $(74,355)     $(46,859)
     Net loss per share of common stock-- basic and
       diluted..........................................    $  (0.09)     $  (0.16)     $  (0.95)     $  (0.61)

                                                                    March 31,             December 31,
                                                                      2003         --------------------------
                                                                   (Unaudited)        2002            2001
                                                                  ------------     ----------      ----------
Balance Sheet Data:
Cash and cash equivalents.....................................    $  132,584       $  140,310      $  170,868
Working capital...............................................    $  135,728       $  139,948      $  189,162
Total assets..................................................    $  176,647       $  187,191      $  254,254
Long-term portion of capital lease obligations................    $      736       $      974      $    2,525
Other long-term liabilities...................................    $    1,277       $    1,325      $    1,158
Stockholders' equity..........................................    $  160,568       $  168,182      $  237,454
Total liabilities and stockholders' equity....................    $  176,647       $  187,191      $  254,254

                                                                             B-1